Contact

www.linkedin.com/in/jared-steele
(LinkedIn)
www.jaredsteele.me/ (Personal)

Top Skills

Negotiation
Sales
Entrepreneurship

Languages

English (Native or Bilingual)

Certifications

American Red Cross CPR, AED, &
First Aid Certification
5-Star Competitive Edge

Honors-Awards

Walter B. Cooper Memorial
Scholarship Recipient
Texas Honors Scholar-Southwestern
University
Proud Partners Award
Youth Leadership Group Award
All-Texas Academic Team Award

Patents

NOVEL TIMED LOCKING
CONTAINER FOR CELLPHONES,
CONSUMER ELECTRONIC
PRODUCTS, AND THE LIKE

Jared Steele

Founder/ceo @ terrashroom
Austin, Texas, United States

Summary

"What got you here, won't get you there"

———

Experience

Terrashroom
Founder
May 2022 - Present (1 year 11 months)
Austin, Texas, United States

www.terrashroom.co

Terrashroom is a patent-pending mushroom growing chamber that is intelligent
+ automated so anyone can grow mushrooms at home effortlessly.

Angle Health
9 months

Director Of Business Development
August 2021 - February 2022 (7 months)
Salt Lake City, Utah, United States

Helped grow org from $0 -> $11.9M in ARR with four person sales team.

Zero marketing or inbound leads. Minimal PR/SEO.
Revenue was from cold outbound sales activity + partnerships.

Responsibilities included: outbound sales, sales operations/enablement,
business development, email marketing, events management.

Overview:
-Prepared, organized, & hosted dozens of events (public brand building,
executive networking, biz dev, and tradeshows) that drove thousands of
impressions, hundreds of RSVP's + attendees, and massive revenue.
-Created all event landing pages, creative work & copy.
-Personally oversaw & managed all outbound email marketing campaigns
(pulled email lead lists + cleansing/segmentation, email content creation, etc.)

-Oversaw CRM migration from Close.io -> Hubspot sales enterprise + upgraded tech stack (zoominfo -> seamless.ai, native dailer -> aircall, etc.)
-Conducted trainings, 1x1's, and call reviews.
-Created/managed google business page.
-Also did some culture building stuff like CNC routing the company logo in the sales office + company photoshoots (headshots & for events)

Ran a lot of experiments. Most failed. Few paid off massively,
Company Info:
Angle Health is a Y-Combinator (W20) early-stage company that is backed by Blumberg Capital, TSVC, and L2 Ventures.

Account Executive

June 2021 - August 2021 (3 months)
Salt Lake City, Utah, United States

Unity Technologies

Industrial Sales Strategist

September 2020 - July 2021 (11 months)
Austin, Texas, United States

Unity is the world’s leading platform for creating and operating interactive, real-time 3D. We help industrial industry leaders change the way they design, engineer, manufacture, market, and maintain their products.

Role:
-Part of the Automotive, Transportation, & Manufacturing (ATM) North America team.
-Full sales cycle from prospecting, vetting MQLs, leading discovery calls, co-leading technical/implementation calls with sales engineers, & closing on < $50K deals. (larger deals were passed to Sr. Strategists (BD team).

Clients included: Air Force, DoD, NASA, MIT, BMW, Honda, Raytheon, Nike, Lockheed Martin, Bell Helicopter, etc.

Pombox

Owner

July 2019 - June 2021 (2 years)
Dallas/Fort Worth Area

TLDR: Started company to dive into hardware/consumer electronics & be creative. Made thousands of mistakes & got caught up in startup ecosystem

too early (pre-product). Decided to shut down because of ramen lifestyle, no technical/product co-founder, and was badly burnt out.

Pombox is a timed smartphone lock box that serves as a tool for deep work and digital minimalism.
Named after the Pomodoro Technique, Pombox allows you to put away your device for a pre-selected duration and focus on what matters.

Overview:
-Obtained approximately $28,000 in grant/federal funding for research & development.
-Granted provisional design patent from USPTO.
-Oversaw all functions regarding marketing, product (industrial) & electrical design, manufacturing processes flow, website design, and customer service.

Sana Benefits
Sales Development
April 2020 - September 2020 (6 months)
Austin, Texas, United States

Sana is disrupting the health insurance benefits space by leveraging automation technology to give small businesses steep discounts with top-notch employee benefits.

Texas Tech University
Innovation Hub Accelerator Team Lead
July 2019 - April 2020 (10 months)
Lubbock, Texas Area

The Texas Tech Accelerator program is a rigorous 10-month program that is designed to educate, connect, and launch regional startups & discover licensing opportunities based on inventions and university technology.

National Science Foundation (NSF)
Regional I-Corps Research Coordinator Team Lead
September 2019 - October 2019 (2 months)
Dallas/Fort Worth Area

The National Science Foundation (NSF) I-Corps program prepares scientists and engineers to extend their focus beyond the university laboratory and accelerates the economic and societal benefits of NSF-funded, basic-research projects that are ready to move toward commercialization.

As the team lead, the purpose of this role was to identify valuable product opportunities that can emerge from academic research and through dozens of customer discovery interviews.

GL Brands
Sales Executive
February 2019 - April 2019 (3 months)
Dallas/Fort Worth Area

Achievements;
-Awarded "Salesman of the Month" within first 30 days after training.
-Invited to attend Vegas AST Market Week Convention to represent Green Lotus.
-Hit 337% of closed deals quota in first month.
-Exceeded 150% of prospecting quota on a weekly basis & helped increase new call volume.
-Formulated and presented "Call Primer" initiative to CEO, VP, and Sales Director to increase velocity of sales cycle for entire sales team.

As a B2B Sales Executive, our job was to educate, prospect and close new client accounts to quickly grow Green Lotus' foothold in a rapidly emerging & competitive market. Within the role, we oversaw the full sales cycle from cold call/initial contact, account setup, generating purchase order, and securing payment from client.

Darktrace
Cyber Security Business Development Executive
January 2018 - June 2018 (6 months)
Washington D.C. Metro Area

Responsible for prospecting to Senior Managers, Directors, VPs, and CISO's to generate interest and set qualified appointments with Account Executives to showcase Darktrace's cybersecurity solutions.
-Obtained 220% qualified set appointments quota.
-Individually recognized by VP during company-wide global team call for "stellar performance" and "an incredible attitude."
-Formed & led "call club" (daily reservation of conference room to time-block for heavy phone prospecting during prime call hours).

Stanford University
University Innovation Fellow
January 2016 - August 2017 (1 year 8 months)

Directed by Stanford University and Venturewell, the University Innovation Fellows (UIF) program is run through National Center for Engineering Pathways to Innovation (Epicenter).

The University Innovation Fellows program empowers students to become agents of change at their schools. Participants acquire knowledge of tools, frameworks and program models that help college students develop an entrepreneurial mindset and creative confidence. Fellows create new learning opportunities for their peers and inspire them to seize opportunities, define problems and address global challenges.

Within this program;
-Was flown out to Silicon Valley to attend lectures, workshops, and other events at Stanford University's d.school, the Googleplex, and Microsoft's corporate office.
-UIFellows analyzed the Texas Tech Innovation & Entrepreneurship (I&E) landscape and formulated a strategy to implement programs and initiatives to improve the I&E landscape.
-Working to create a Hackaton + Research Competition for both nearby high school students and undergraduate students at Texas Tech.

Smooth Fusion
Business Development Representative
December 2016 - May 2017 (6 months)
Lubbock, Texas Area

Smooth Fusion provides marketers and marketing agencies with a variety of simple and complex digital implementation solutions, in addition to providing a whole suite of related services. Services include creation and maintenance of web sites, mobile apps, databases, banner ads, and web hosting.

CoreLogic
Inside Sales Executive
May 2016 - August 2016 (4 months)
Westlake, Texas

-Sold $127,989 worth of data subscription products, adding on $55,715 in new revenue.
-Generated an effective drip campaign to systematically lead clients through the sales process to a signed contract.
-Collaborated within the insides sales team to create a winning call script and email templates.

-Led a training for account managers on how to use my conversion process so they could effectively convert clients upon the end of my tenure.

TRUNO, Retail Technology Solutions
Software Sales Representative
October 2015 - March 2016 (6 months)
Lubbock, Texas Area

-Cold-called a backlog of neglected sales leads, re-establishing customer relations and ultimately acquiring new customer accounts.
-Conducted software testing and de-bugging of various features and logged progress and results in product development software platform JIRA.
-Created customer setup tutorials through ScreenSteps to improve scalability of customer onboarding and account setup.
-Utilized tools such as MOZ to write copy on website blog to improve SEO and Google Rank.
-Helped walk customers through initial account set-up, assisted and provided solutions to customer questions in HelpDesk, and assisted in POS system integration.
-Reached out to potential customer leads, provided sales demos, and ultimately helped bring potential customers to a needs-based solution.
-Utilized Nutshell CRM to create leads, follow-up, and maintain customer relationships.

CrackedApple.co
Owner
March 2015 - November 2015 (9 months)
Dallas/Fort Worth Area

Started a mobile, on-demand iPhone screen repair business to serve customers in the Dallas-Fort Worth & Lubbbock.
-Grew operations to a 3 person team & $3,500/week in revenue.
-Created, managed, and maintained all website content, utilizing SEO to drive traffic.
-Responsible for marketing & advertising efforts through social media, classifieds (Craigslist, 5 Miles, OfferUp, etc), and print.
-Managed recruitment efforts, customer support, and the purchasing and refurbishing of inventory.

NEC
Credit Analyst
May 2015 - August 2015 (4 months)
Dallas/Fort Worth Area

-Reviewed SEC filings and other financial documents of large corporate customers to extending upwards of $1M in credit limits.
-Utilized Dunn & Bradstreet reports, financial models, industry software to review customer financials and determine maximum allocated credit extension.
-Analyzed customer balance sheets and income statements to form an opinion of financial health of customer accounts.
-Wrote customer credit recommendation to senior management for review and consideration.
-Extracted exchange rates in addition to the political and economic health of international customers native country to further mitigate risk.
-Complete customer verification process ensuring legitimacy of potential credit recipients.
-Complete credit references for clients and banks.

Phi Theta Kappa International Honor Society
Chapter President
April 2014 - April 2015 (1 year 1 month)

-Led chapter to recieve beta alpha continued excellence award (top 25 chapters of 3,084 worldwide)
-Led and conducted general meetings, officer meetings, and Induction ceremonies.
-Planned, led, and organized officer meetings for Honors in Action, College Project, and service projects throughout the school year.
-Met with advisors and faculty to ensure chapter progress.
-Worked with VP of Service to cultivate and plan a healthy community garden.
-Participated in the Phi Theta Kappa Regional Convention Meeting as well as the International Convention.
-Conducted officer performance review to ensure personal and professional advancements.

Education

University of California, Berkeley
MicroMasters, Marketing Analytics · (2020 - 2020)

Texas Tech University - Rawls College of Business
Bachelor's Degree, Business Management, Concentration in Entrepreneurship · (2015 - 2017)

Dallas College

Associate's degree · (2013 - 2015)